

December 5, 2014

Via E-mail
Stephen O'Rourke
Chief Executive Officer
SunEdison Emerging Markets Yield, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re:** **SunEdison Emerging Markets Yield, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 10, 2014**
> **CIK No. 0001620702**

Dear Mr. O'Rourke:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1. Please prominently disclose the purchase price for each of your initial portfolio acquisitions.

Estimated cash available for distribution for the twelve months ending December 31, 2015 and June 30, 2016, page 90

2. Please populate your historical and projected cash available for distribution tables in your next amendment. Although we understand certain figures may not be determinable at the present time, it appears several figures are readily available.

3. We have reviewed your response to comment 14 from our letter dated October 29, 2014. Although your response indicates that you presented cash available for distribution for the twelve months ended June 30, 2015, your disclosures throughout this section indicate that the projected period relates to the twelve months ended June 30, 2016. Please address this apparent inconsistency and, if the period does relate to the twelve months ended June 30, 2016, please tell us why you present projections for this period.

Unaudited pro forma condensed financial statements, page 97

4. We have reviewed your response to comment 16 from our letter dated October 29, 2014. Please explain why your pro forma statements of operations reflect interest expense related to your Bridge Facility. For example, clarify and disclose if your pro forma financial statements assume that you will not repay all Bridge Facility borrowings with the offering proceeds.

Notes to the unaudited pro forma statements of operations for the six months ended June 30, 2014, page 101

5. We have reviewed your response to comment 17 from our letter dated October 29, 2014. As previously requested, please disclose a description of the specific debt instrument(s) that have been assumed to be repaid in your pro forma statements of operations. Please also explain to us in greater detail the nature of the "acquired debt" adjustment. For example, clarify if the adjustment relates to interest expense related to new debt issuances.

Industry, page 128

Key drivers of solar energy growth, page 131

6. We note your response to comment 3 in our letter dated October 29, 2014 and your disclosure on page 131 that you "believe grid parity has been reached in certain areas within [your] target markets." Please clarify whether the areas where your initial portfolio and call rights projects are located have achieved grid parity. We note your disclosure that grid parity has been achieved in certain Indian states, such as Maharashtra, for certain industrial customers, but it remains unclear to what extent this information is relevant to your initial portfolio and call rights projects. Please clarify whether grid parity has been achieved or when it is expected to be achieved in Malaysia, South Africa and China. Also, please provide the basis for your expectation that "a number of additional markets in [your] initial target markets will reach grid parity in the coming years," as disclosed on page 7.

Notes to combined financial statements, page F-19

1. Nature of operations, page F-19

7. We have reviewed your response to comment 30 from our letter dated October 29, 2014. Tell us in sufficient detail how you determined that the holders of equity interests at risk of your Malaysian projects lacked the power through voting or other rights to direct the activities of the project entities that most significantly impact the economic performance of the entities. In doing so, please identify the investments that qualify as equity investments at risk and specify the rights and powers associated with those investments.

8. Related parties, page F-28

8. We have reviewed your response to comment 31 from our letter dated October 29, 2014 and have the following comments:

    •   Please confirm that the $471,000 shareholder loan agreement was a loan receivable pledged to the Third Party Investor in exchange for consulting services. If our understanding is incorrect, please clarify the nature of this transaction.

    •   Please clarify why it appears that the Third Party Investor's acquisition of a 44% interest in one of your projects resulted in a $3.3 million term loan payable to the Third Party Investor.

    •   Please provide us with the journal entries you used to record the $342,000 of success fees and explain to us why it appeared to result in the increase of both property and equipment and equity. Also clarify why the $342,000 payment capitalized as property and equipment is classified as financing, not investing, cash flows.

    You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

    Sincerely,

    /s/ Mara L. Ransom

    Mara Ransom
    Assistant Director

cc: Dennis M. Myers, P.C.
       Kirkland & Ellis LLP